

December 2, 2014

Via E-mail
Guy Sella
Chief Executive Officer and Chairman of the Board
SolarEdge Technologies, Inc.
3347 Gateway Boulevard
Fremont, CA 94538

   Re: **SolarEdge Technologies, Inc.**
      Draft Registration Statement on Form S-1
      Submitted November 5, 2014
      CIK No. 0001419612

Dear Mr. Sella:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

1. We note the disclosure regarding your revenue growth, number of shipments and installations monitored. Please revise to also highlight your history of losses, negative cash flows from operations and accumulated deficit.

2. Given your disclosure starting on page 70 regarding the development over years of module-level power electronics and the availability of alternative monitoring systems, please tell us, with a view toward disclosure, how your solution has "changed the way power is harvested and managed in a solar photovoltaic system."

3.   Please tell us the basis upon which you chose to name the customers listed on the final carry-over paragraph on page 1, and whether you have other customers which have the same characteristics that you did not name.

Market Opportunity, page 2

4.   It appears that your business opportunity is partly dependent upon the solar industry achieving the growth predictions noted here and elsewhere throughout your disclosure. In this regard, please tell us what consideration you have given to discussing, here and in your risk factors section, the general cyclical nature of the solar equipment industry, most recently marked by apparent overproduction coupled with significant price and demand decreases over several years.

Implications of Being an Emerging Growth Company, page 6

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The terms of Israeli government grants . . ., page 25

6.   Given the locations where your products are manufactured, please tell us how you have complied with the "R&D Law" as set forth in the first paragraph.

Capitalization, page 36

7.   We note that your total debt of $20.2 million is not included in your total capitalization of $(19.1) million. Please explain to us why you believe it is appropriate to exclude this amount from your total capitalization, or revise your capitalization table as necessary.

Dilution, page 38

8.   Please revise the first table to address separately the effect of the conversion of all outstanding preferred shares. Please also expand the table on page 49 to disclose how the numbers and percentages change as a result of exercise of all outstanding warrants and options.

Key Operating Metrics, page 41

9.   We note your statement that you use the metrics listed to, among other things, "measure [y]our performance . . . and make strategic decisions," yet you do not appear to have tied the metrics to the subsequent discussion of your results. Please explain, within your

MD&A, how you used the metrics listed to evaluate your performance and guide decision-making.

10. In addition, explain in more detail how you calculate "inverter capacity shipped" and how this metric ties to your financial results. Also, explain how capacity relates to actual usage.

11. Finally, explain how, of at all, your shipping metrics tie to your monitoring metrics. For example, discuss whether you monitor only systems that you ship and whether there is a numerical difference between the number of pieces of equipment you shipped and the number of systems you monitor, and discuss the reasons for those differences.

Management's Discussion and Analysis . . ., page 42

12. Please supplementally provide us with a copy of the GTM Research report identifying you as "the leader in the . . . MPLE . . . market."

Cost of Revenues and Gross Profit, page 44

13. Please revise to clarify the nature of your arrangement with your contract manufacturers, including who funds the capital investments needed to continue and expand production of your products. For example, you disclose on page 89 that you outsource manufacturing of your products; however, your disclosure on page 43 refers to opening sites "with" those entities. You also refer here and page 89 to deploying your proprietary assembly line and expecting to "invest in additional automated assembly lines in the future." If you expect or are obligated to pay the amounts needed to fund, in full or in part, these and the "expansion of current manufacturing sites . . . together with planned North American contract manufacturing sites," please revise to state so directly and describe the nature, amount and timing of your obligations.

14. Please revise to clarify whether the "expansion of current manufacturing sites" includes the deployment of your self-designed assembly line, or whether such expansion will take place separately. Please also revise to clarify the status of each of the planned expansions mentioned in your document, including any material obstacles you and the contract manufacturer must overcome before production can begin. In this regard, your disclosure that the expanded sites will provide enough capacity by the middle of 2015 implies that current capacity is insufficient. If so, please revise to state so directly.

Contractual Obligations, page 56

15. If the amounts disclosed in this table have changed or are expected to change materially, please revise to describe those changes. We note, for example, the repayment of debt you intend to effect with the proceeds of this offering.

Stock-Based Compensation Expense, page 59

16.   In order to assist us in evaluating your stock-based compensation, please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range (when available). We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Industry Overview, page 67

17.   We note your use of CAGRs to discuss past energy cost and consumption. Since your business opportunity appears to rely upon projected continuous growth in these measures in the coming years, please revise here to show actual growth of those measures for the years represented, to the extent that the use of CAGRs may not reveal cycles or significant drops in cost or consumption.

Solar Energy is a Large and Growing Market, page 68

18.   Please revise to clarify what you mean by "below-average growth levels."

Business, page 74

Overview, page 74

19.   Please revise to clarify what you mean by the disclosure that your installed cost per watt is "competitive with" traditional inverters and "generally lower" than comparable microinverter systems. For example, what is your cost per watt and what is the cost for traditional inverters and microinverter systems against which you are comparing your product? Also, if any competitor's products were not included in this comparison, please disclose that fact and the reason for their exclusion.

LCOE, page 81

20.   Please clarify whether you performed the case studies disclosed in this section. Also, with a view toward disclosure, please tell us how you selected what competitor's products to use for comparative purposes, and the reasons others' were excluded. Also tell what version of the selected competitor's product was used for comparative purposes (e.g., the most current version available at that time) and reasons other versions were excluded from the comparison.

Our Products, page 84

21.   Please disclose the information required by Regulation S-K Item 101(c)(1)(i) with respect to each product listed in this section or advise.

SolarEdge Inverter, page 85

22.   Please revise to clarify the status of development of the "higher power inverters" noted here, as well as the new and modified products noted on pages 21, 80 and 81. Please also clarify the status of development of the storage technology noted on page 86. If any of your competitors have already developed a storage solution, please revise to highlight that fact.

Principal Stockholders, page 109

23.   Please identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by each of the entities listed in this table.

Executive Compensation, page 99

24.   We note your statement on page 101 that you do not have a cash-based incentive plan; however, it appears from the table and note 2 that you may have paid cash awards to your NEOs. Please revise or advise.

Private Placement Financings, page 111

25.   We note the information in the table relates to purchases by the holders of more than 5% of your capital stock and their affiliated entities since July 1, 2011. With a view toward disclosure, please tell us when Norwest Venture Partners acquired the shares of capital stock reported in the table on page 109.

Shares Available for Future Sale, page 124

26.   Please revise here and page 28 to clarify the number of restricted shares not subject to the lock-up and market standoff agreements.

Note 2 – Significant Accounting Policies, page F-9

D - Pro Forma Balance Sheet (unaudited), page F-11

27.   We note that your convertible preferred stock automatically converts into common stock upon the closing of an offering of at least $30 million at a price in excess of $4.618 per share. Please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

F – Basic and Diluted Net Loss Per Share, page F-11

28.   We note that you have excluded all potential shares from your calculation of diluted net loss. Please revise your disclosure to include the number of potentially dilutive shares excluded from the calculation of diluted loss per share due to anti-dilution. Refer to FASB ASC 260-10-50-1(c).

M – Revenue Recognition, page F-13

29.   We note from your disclosure on page 44 that your revenues are affected by sales incentives. Please explain to us the types of sales incentives that you offer to your customers and how you account for each type of sales incentive. Revise your disclosures as necessary.

30.   We note that for your multiple-element arrangements your revenue allocation is based on the best estimate of the selling price (ESP). We further note that you determine ESP by considering factors such as prices charged by the company for similar offerings, the company's historical pricing practices and product-specific business objectives. Please describe further how each of these factors are used in determining ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. Refer to FASB ASC 605-25-50-2.

T – Concentration of credit risks, page F-16

31.   We note your disclosure that an allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. Please tell us how you considered the disclosure requirements of FASB ASC 310-10-50-4, as applicable.

W – Accounting for stock-based compensation, page F-19

32.   We note that your expected volatility was based upon certain peer companies that the company considered to be comparable. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to FASB ASC 718-10-55-25 and Question 6 in SAB Topic 14.D.1.

Note 13 – Income Taxes, page F-34

33.   We note that you provide a reconciliation of your theoretical tax expense assuming all income is taxed at the statutory tax rate to the actual tax expense as reported in the consolidated statements of operations. We note that your principal executive offices are in Israel. However, it appears that your disclosure here refers to the U.S. statutory tax rate of 35% rather than the Israeli corporate tax rate of 25%. Please explain to us why you believe the U.S. tax rate is the appropriate domestic federal statutory tax rate for purposes of providing this disclosure required by FASB ASC 740-10-50-12.

34.   Further to the above, with reference to the disclosure in Note 13(e), please clarify whether "domestic" in this disclosure relates to loss (income) before taxes in the United States or Israel.

Note 15 – Geographic Information and Major Customer and Product Data, page F-38

35.   We note your disclosure of revenues based on customer location. Please revise to disclose the amount of revenues from your country of domicile. In addition, clarify whether the amount of revenues attributable to any individual foreign country are material. Refer you to FASB ASC 280-10-50-41.

36.   We note your presentation of inverters shipped and power optimizer shipped on page 41. In regards to these products, please tell us how you considered the revenue by product disclosure guidance from FASB ASC 280-10-50-40.

Item 15. Recent Sales of Unregistered Securities, page II-2

37.   We note that the last sentence on this page is limited to options granted to "certain" employees and executives. Please revise to address options granted to all employees and executives within the time period you note. Also revise to address options granted to non-employees during such period, including those mentioned on page F-33.

Exhibits

38.   We note the agreements with Silicon Valley Bank filed as Exhibits 10.1-10.4. Please tell us which of those documents represents the May 2014 amendment noted on page F-9, or file that amendment as an exhibit.

39.   Please file as exhibits the documents containing the registration rights and market stand-off provision, as cited on pages 118 and 126, and the lock-up agreement noted on page 125. Further, in light of the material risks disclosed on page 17 from your reliance on your contract manufacturers and benefits you derive from your relationship with them, as disclosed on page 89, please also file your agreements with Jabil Circuit and Flextronics as exhibits.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via E-mail):   Rachel Prishkolnik—SolarEdge Technologies, Inc.

John T. Gaffney—Gibson, Dunn & Crutcher LLP
Andrew L. Fabens—Gibson, Dunn & Crutcher LLP